U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Notification of Late Filing

__________

(_) Form 10-K    (X) Form 11-K    (_)  Form 20-F    (_)  Form l0-QSB    (_)  Form N-SAR

For Period Ended: December 31, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

LabOne, Inc.

(Exact Name of Registrant as Specified in Charter)

10101 Renner Boulevard, Lenexa, Kansas 66219

(Address of Principal Executive Office)

PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(_)  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)   (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(_)  (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
           has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time:

The Company was delayed in receiving correct information from the plan record keeper to complete the Schedule II.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John W. McCarty   (913) 577-1244

(2) Have all other periodic reports required (under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

    (X) YES    (_) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

    (_) YES    (X) NO

The extent of any change in the results of operations could not be measured at this time.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and; if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LabOne, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2004

LABONE, INC.

By:    /s/ John W. McCarty
Name:   John W. McCarty
Title:   Executive Vice President and CFO

ATTENTION

Intentional misstatements or omissions of act constitute Federal Criminal Violations (See 18 U.S.C. 1001).